UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


(Mark One)

     X          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-----------     EXCHANGE ACT OF 1934


For the fiscal year ended DECEMBER 31, 2003

                                       OR

                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ------------ EXCHANGE ACT OF 1934


For the transition period form __________ to __________


COMMISSION FILE NUMBER:  000-50371


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CURATIVE HEALTH SERVICES, INC. EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         CURATIVE HEALTH SERVICES, INC.
                                150 Motor Parkway
                               Hauppauge, NY 11788

                                      INDEX


Items 1 through 3
-----------------

      Not Applicable

Item 4
------

      Financial Statements and Supplemental Schedule for Curative Health Services Inc., Employee Savings Plan

Signature
---------

Exhibit         Description
-------         -----------

Exhibit 23.1    Consent of Independent Registered Public Accounting Firm

              CURATIVE HEALTH SERVICES, INC. EMPLOYEE SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

          WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                         Curative Health Services, Inc.
                              Employee Savings Plan

                          Index to Financial Statements
                            and Supplemental Schedule


                     Years ended December 31, 2003 and 2002




                                    Contents

Report of Independent Registered Public Accounting Firm................    1

Financial Statements

Statements of Net Assets Available for Plan Benefits...................    2
Statements of Changes in Net Assets Available for Plan Benefits........    3
Notes to Financial Statements..........................................    4

Supplemental Schedule

Form 5500, Schedule H, Line 4i--Schedule of Assets Held
   at End of Year as of December 31, 2003..............................    9


All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended, and applicable regulations issued by the U.S. Department of Labor.

             Report of Independent Registered Public Accounting Firm


To the Administrator of the
   Curative Health Services, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Curative Health Services, Inc. Employee Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                     /s/ Ernst & Young LLP

Melville, New York
June 18, 2004

                         Curative Health Services, Inc.
                              Employee Savings Plan

              Statements of Net Assets Available for Plan Benefits

                                                                               December 31
                                                                          2003              2002
                                                                      ------------------------------
Assets
Investments, at fair value:
   Guaranteed Account                                                 $  1,434,267      $  1,474,482
   Money Market Account                                                    746,770           774,443
   Bond and Mortgage Account                                             1,073,079           955,504
   International Stock Account                                           1,024,980           746,151
   Real Estate Account                                                     534,687           477,415
   Bond Emphasis Balanced Account                                          350,418           373,215
   Principal Financial Group, Inc. Stock Account                           512,072           564,061
   Government Securities Account                                           516,379           477,483
   Medium Company Value Account                                          1,713,217         1,390,580
   Large Cap Stock Index Account                                         1,105,747           949,931
   Large Cap Blend Account                                               1,507,846         1,312,230
   CHS Stock Account                                                     2,021,242         2,673,661
   American Century Income & Growth Account                                166,547            50,570
   Lifetime Strategic Income Account                                        21,046            14,623
   Lifetime 2010 Account                                                    56,072            45,613
   Lifetime 2020 Account                                                    32,982             3,616
   Lifetime 2030 Account                                                    23,293            15,565
   Lifetime 2040 Account                                                    22,814            13,742
   Lifetime 2050 Account                                                     9,986               489
   American Century Small Cap Account                                      298,592            77,869
   American Century Ultra Account                                          182,224            27,633
   Fidelity Advisor Mid Cap Account                                        129,453            39,483
   Fidelity Advisor Small Cap Account                                      121,353            10,377
   Medium Company Blend Account                                             93,919            20,530
   Small Company Blend Account                                             166,627            60,258
   Janus Advisor Capital Appreciation Account                               70,806            39,339
                                                                      ------------------------------
Total investments                                                       13,936,418        12,588,863

Participant loans                                                           66,746           110,917

Participants' contributions receivable                                      52,343                 1
                                                                      ------------------------------
Net assets available for plan benefits                                $ 14,055,507      $ 12,699,781
                                                                      ==============================

See accompanying notes.
                                                                               2

                         Curative Health Services, Inc.
                              Employee Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits

                                                                        Year ended December 31
                                                                         2003            2002
                                                                     ----------------------------
Additions to net assets:
   Contributions:
     Employer                                                        $    134,849    $      4,519
     Participants                                                       1,796,445       1,595,222
                                                                     ----------------------------
    Total contributions                                                 1,931,294       1,599,741

   Investment income (loss):
     Interest and dividend income                                          74,968          82,059
     Net realized and unrealized (depreciation) appreciation in
       fair value of Company stock                                       (456,706)        675,045
     Net realized and unrealized appreciation (depreciation) in
       fair value of pooled investments                                 1,713,329        (827,486)
                                                                     -----------------------------
   Total investment income (loss)                                       1,331,591         (70,382)

   Transfer of assets into plan (Note 1)                                        -         262,596
   Other (loss) income                                                     (7,629)            246
                                                                     ----------------------------
Total additions                                                         3,255,256       1,792,201

Deductions from net assets:
   Benefits paid to participants                                        1,893,222       2,112,032
   Administrative expenses                                                  6,308           5,500
                                                                     ----------------------------
Total deductions                                                        1,899,530       2,117,532
                                                                     ----------------------------

Net increase (decrease)                                                 1,355,726        (325,331)
Net assets available for plan benefits at beginning of year            12,699,781      13,025,112
                                                                     ----------------------------
Net assets available for plan benefits at end of year                $ 14,055,507    $ 12,699,781
                                                                     ============================



See accompanying notes.
                                                                               3

                         Curative Health Services, Inc.
                              Employee Savings Plan

                          Notes to Financial Statements

                                December 31, 2003


1.    Description of the Plan

The following description of the Plan provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation

Each employee who was hired before June 1, 1998 became a participant on the enrollment date coincident with or next following the employee's first day of employment. For employees hired on or after June 1, 1998, the general rule is that the employee becomes a participant in the Plan on the enrollment date coincident with or next following the date the employee completes one month of continuous service.

Contributions

Employee contributions are from 401(k) salary deferrals, which are subject to the limits of the Plan. The employee 401(k) salary deferral shall be a percentage of not less than 1% and not greater than 50% of the annual eligible compensation. For the years ended December 31, 2003 and 2002, the participants' contributions amounted to approximately $1,796,000 and $1,595,000, respectively.

Employer contributions are based on a percentage match of 401(k) salary deferrals. Prior to July 1, 2003, Curative Health Services, Inc. ("CHS" or the "Company") matched 25% of the salary deferral up to 1% of an employee's salary. Effective July 1, 2003, CHS matches 50% of the salary deferral up to a maximum match of 2% of an employee's salary. For the years ended December 31, 2003 and 2002, the Company's discretionary contributions amounted to approximately $135,000 and $5,000, respectively.

For the years ended December 31, 2003 and 2002, approximately $73,000 and $72,000, respectively, of non-vested account balances were forfeited. These forfeited amounts were used by the Company to offset Company contributions. At December 31, 2003, the Company had approximately $27,000 of forfeitures that will be utilized to offset future Company contributions.

                         Curative Health Services, Inc.
                              Employee Savings Plan

                    Notes to Financial Statements (continued)



1.    Description of the Plan (continued)

Transfer of Assets

During the year ended December 31, 2002, approximately $263,000 of assets were transferred into the Plan. The transfer of these assets was related to the Company's acquisition of eBiocare.com, Inc.

Administrative Expense

Certain expenses of administering the Plan are paid by the Company. Such expenses were approximately $25,000 for each of the years ended December 31, 2003 and 2002.

Participants' Accounts

Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. The allocation of Plan earnings is based upon the balance the participant maintains in the selected account.

Vesting

Participants are immediately 100% vested in their own contributions and earnings thereon. Prior to July 2003, participants became 20% vested in benefits arising from Company contributions after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and 100% vested after six years of service. Effective July 1, 2003, participants become 33% vested in benefits arising from Company contributions after one year of service, 67% vested after two years of services and 100% after three years of service.

Payment of Benefits

The value of a participant's account is payable to the participant upon retirement or disability or to the participant's beneficiary if death occurs during employment. The value of a participant's contributions and earnings thereon plus all vested matching contributions and earnings thereon are payable upon termination. Payment may be made as installment payments, a lump sum or in the form of an annuity.

                         Curative Health Services, Inc.
                              Employee Savings Plan

                    Notes to Financial Statements (continued)



1.    Description of the Plan (continued)

Loans

Effective November 1, 1994, the Plan adopted a provision whereby active participants can borrow from their Plan accounts once every 12 months at the prime lending rate plus 1% on the date of the loan (4.50% to 9.50% for loans outstanding as of December 31, 2003), provided participants have only one outstanding loan at a time and the participant's vested account balance in the Plan is at least $2,000. The borrowing limit is the lesser of 50% of the participant's vested account balance or $50,000 and must be repaid within five years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants' accounts shall become fully vested and distributed in accordance with the provisions of the Plan.

2.    Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis. The Plan maintains its records of investments at fair value, which equals the quoted market price on the last business day of the Plan year. Securities that have no quoted market price are stated at fair value as determined by the custodian. The Guaranteed Account is invested in unallocated insurance contracts, which are valued at contract value as estimated by the Plan's custodian, which approximates fair value. The average yield was approximately 5% for 2003 and 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2002 financial statements have been reclassed to conform with the 2003 presentation.

                         Curative Health Services, Inc.
                              Employee Savings Plan

                    Notes to Financial Statements (continued)



3.    Investments

The Plan's investments are held in custody by Principal Life Insurance Company except for the CHS stock account which is trusteed by Banker's Trust. The participants of the Plan may elect to have their accounts invested in any combination (in 5% increments) of the following investment alternatives:

Guaranteed Account                                          Lifetime Strategic Income Account
Money Market Account                                        Lifetime 2010 Account
Bond and Mortgage Account                                   Lifetime 2020 Account
International Stock Account                                 Lifetime 2030 Account
Real Estate Account                                         Lifetime 2040 Account
Bond Emphasis Balanced Account                              Lifetime 2050 Account
Principal Financial Group, Inc. Stock Account               American Century Small Cap Account
Government Securities Account                               American Century Ultra Account
Medium Company Value Account                                Fidelity Advisor Mid Cap Account
Large Cap Stock Index Account                               Fidelity Advisor Small Cap Account
Large Company Blend Account                                 Medium Company Blend Account
CHS Stock Account                                           Small Company Blend Account
American Century Income & Growth Account                    Janus Advisor Capital Appreciation Account

Investment earnings are automatically reinvested into the fund from which they were derived. Effective July 1, 2003, participants can no longer enroll in CHS common stock as an investment fund. Current balances may be maintained by participants, but no future contributions can be made.

4.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 5, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take necessary steps, if any, to maintain the Plan's qualified status.

                              Supplemental Schedule

                                                                EIN #510467366
                                                                     Plan #001

                         Curative Health Services, Inc.
                              Employee Savings Plan

     Form 5500, Schedule H, Line 4i--Schedule of Assets Held at End of Year

                             As of December 31, 2003

        Identity of Issuer, Borrower,                                                           Current
           Lessor or Similar Party             Description of Investment                         Value
-----------------------------------------------------------------------------------------------------------

Principal Life Insurance Company*              Insurance Company General Guaranteed
                                                  Interest                                    $  1,434,267
Principal Life Insurance Company*              Pooled Separate Accounts
                                                  Money Market                                     746,770
Principal Life Insurance Company*              Pooled Separate Accounts
                                                  Bond and Mortgage                              1,073,079
Principal Life Insurance Company*              Pooled Separate Accounts
                                                  Government Securities                            516,379
Principal Life Insurance Company*              Pooled Separate Accounts
                                                  Bond Emphasis Balanced                           350,418
Principal Life Insurance Company*              Pooled Separate Accounts
                                                  Large Cap Stock Index                          1,105,747
Principal Life Insurance Company*              Pooled Separate Accounts
                                                  Medium Company Value                           1,713,217
Principal Life Insurance Company*              Pooled Separate Accounts
                                                  Real Estate                                      534,687
Principal Life Insurance Company*              Pooled Separate Accounts
                                                  Large Cap Blend                                1,507,846
Principal Life Insurance Company*              Pooled Separate Accounts
                                                  International Stock                            1,024,980
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 Principal Financial Group Inc. Stock              512,072
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 American Century Income & Growth                  166,547
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 Lifetime Strategic Income                          21,046
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 Lifetime 2010                                      56,072
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 Lifetime 2020                                      32,982
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 Lifetime 2030                                      23,293


                                                                               9




                         Curative Health Services, Inc.
                              Employee Savings Plan

 Form 5500, Schedule H, Line 4i--Schedule of Assets Held at End of Year (continued)

                             As of December 31, 2003


        Identity of Issuer, Borrower,                                                           Current
            Lessor Similar Party               Description of Investment                         Value
-----------------------------------------------------------------------------------------------------------

Principal Life Insurance Company*              Pooled Separate Accounts
                                                 Lifetime 2040                                $     22,814
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 Lifetime 2050                                       9,986
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 American Century Sm Cap                           298,592
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 American Century Ultra                            182,224
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 Fidelity Advisor Mid Cap                          129,453
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 Fidelity Advisor Small Cap                        121,353
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 Janus Advisor Cap Appreciation                     70,806
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 Medium Company Blend                               93,919
Principal Life Insurance Company*              Pooled Separate Accounts
                                                 Small Company Blend                               166,627
Curative Health Services, Inc.                 Employer Security
                                                 Curative Common Stock                           2,021,242
Plan Participants                              Participant Loans  (range of
                                                 interest rates 4.50% to 9.50%)                     66,746
                                                                                              ------------
                                                                                              $ 14,003,164
                                                                                              ============

* Party-in-interest transactions.

This schedule should be read in conjunction with the accompanying financial statements and notes thereto.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 28, 2004


                         CURATIVE HEALTH SERVICES, INC.
                         EMPLOYEE SAVINGS PLAN

                         by:  CURATIVE HEALTH SERVICES, INC.

                              /s/ Thomas Axmacher
                                  ------------------------------
                                  Thomas Axmacher
                                  Plan Administrator